Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2013

§1	Important Notice

1.1 The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2 This quarterly report has been approved at an extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.4 Mr. Zhou Jiping, Chairman of the Board and President of the Company, Mr. Wang Guoliang, Director of the Company and Mr. Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness and completeness of the financial statements set out in this quarterly report.

§2	Basic Information of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,297,181	2,168,896	5.9
Equity attributable to owners of the Company	1,100,971	1,064,010	3.5
Net assets per share attributable to owners of the Company (RMB)	6.02	5.81	3.5

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	17,093	21,844	(21.7)
Net cash flows from operating activities per share (RMB)	0.09	0.12	(21.7)
Profit attributable to owners of the Company	36,017	39,153	(8.0)
Basic earnings per share (RMB)	0.20	0.21	(8.0)
Diluted earnings per share (RMB)	0.20	0.21	(8.0)
Return on net assets (%)	3.3	3.8	(0.5 percentage point )

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,297,115	2,168,837	5.9
Equity attributable to equity holders of the Company	1,101,107	1,064,147	3.5
Net assets per share attributable to equity holders of the Company (RMB)	6.02	5.81	3.5

Items		From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities		17,093	(21.7)
Net cash flows from operating activities per share (RMB)		0.09	(21.7)

Items	The reporting period	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net profit attributable to equity holders of the Company	36,017	36,017	(8.0)
Basic earnings per share (RMB)	0.20	0.20	(8.0)
Diluted earnings per share (RMB)	0.20	0.20	(8.0)
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.20	0.20	(7.3)
Weighted average return on net assets (%)	3.3	3.3	(0.5 percentage point )
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	3.4	3.4	(0.5 percentage point )

Unit: RMB Million

Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net loss on disposal of non-current assets	(35)
Government grants recognised in the current period income statement	225
Reversal of provisions for bad debts against receivables	11
Other non-operating income and expenses	(1,111)

Sub-total	(910)

Tax impact of non-recurring profit/loss items	217
Impact of minority interests	19

Total	(674)

2.1.3	Differences between CAS and IFRS

Ö  Applicable     ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS both were RMB40,359 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,221,630 million and RMB1,221,648 million respectively, with a difference of RMB18 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders and Shareholdings of Top Ten Shareholders of Shares without Selling Restrictions as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	1,035,701 shareholders including 1,027,722 holders of A shares and 7,979 holders of H shares (including 281 holders of the American Depository Shares)

Shareholdings of top ten shareholders of shares without selling restrictions

Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528		A shares
2	HKSCC Nominees Limited	20,829,467,039	(1)	H shares
3	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	40,524,014		A shares
4	Guangxi Investment Group Co., Ltd.	39,560,045		A shares
5	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	30,345,688		A shares
6	China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	25,910,181		A shares
7	Shanghai Liangneng Construction Engineering Company Limited ( )	25,763,816		A shares
8	Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	24,181,903		A shares
9	Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	23,289,046		A shares
10	China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	21,969,886		A shares

Notes:(1)	291,518,000 H shares were held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. These shares were held in the name of HKSCC Nominees Limited.

2.3	Business Review

In the first quarter of 2013, as global economic recovery remained weak and geopolitical turmoil persisted, international crude oil prices fluctuated at high levels. The Chinese economy overall ran smoothly in the first quarter of this year. Gross domestic product (“GDP”) experienced a slowdown in the growth rate, with a rise by 7.7% as compared with the same period of last year, while the growth rate of consumer price index (“CPI”) fell with a rise by 2.4% as compared with the same period of last year. Owing to the influence of macro-economic factors, demand for refined products was weak, whilst the petrochemical market remained depressed. In light of the complex domestic and international environment, the Group focused on the quality and efficiency of its growth, strengthened scientific analysis and assessment as well as strategic planning. The Group placed emphasis on developing its principal businesses of oil and gas, and geared up the transformation of its mode of development. As a result of such initiatives which are combined with the continuous enhancement of management standards, the Group maintained steady production and operations as a whole. The operating results for the reporting period continued to improve as compared with the fourth quarter of last year.

In respect of exploration and production, the Group continued to intensify its efforts in oil and gas exploration and development whilst stepping up the implementation of the “Peak Growth in Oil and Gas Reserves” Program. The Group continued to raise the standards of development technology. By scientifically organising oil and gas production, the Group achieved a steady increase in crude oil output whilst natural gas output grew rapidly. In the first quarter of 2013, crude oil output of the Group amounted to 231.0 million barrels, representing an increase of 1.8% as compared with the same period of last year. Marketable natural gas output of the Group amounted to 745.3 billion cubic feet, representing an increase of 4.8% as compared with the same period of last year. The oil and natural gas equivalent output was 355.3 million barrels, representing an increase of 2.8% as compared with the same period of last year, and of which, 35.7 million barrels were overseas oil and natural gas equivalent output, representing an increase of 14.6% as compared with the same period of last year. In the first quarter of 2013, as a result of the fall in the average realised price for crude oil as compared with the same period of last year, the profit from operations of the exploration and production segment decreased to RMB56,983 million, or by 5.6%, from RMB60,376 million achieved in the same period of last year.

In respect of refining and chemicals, the Group, by taking advantage of the newly launched pricing mechanism for domestic refined products, singled out market orientation and profitability as guiding principles and actively promoted the optimisation of resources and products structure. The Group also rationalised the control of processing loads and strengthened its management on production and operations. As a result, the Group achieved a steady, safe and effective operation of its facilities. In the first quarter of 2013, the Group processed 253.5 million barrels of crude oil, representing a decrease of 1.4% as compared with the same period of last year. The Group produced 22.758 million tons of gasoline, diesel and kerosene, representing a decrease of 1.2% as compared with the same period of last year. The refining and chemicals segment incurred a loss from operations of RMB4,743 million in the first quarter of 2013, representing a decrease in the loss from operations of RMB6,072 million as compared with the same period of last year. Of which, the refining operations incurred a loss from operations of RMB1,560 million, representing a decrease in loss from operations of RMB8,842 million as compared with the same period of last year. As a result of the prolonged weakness of the petrochemicals market, the chemicals operations incurred a loss from operations of RMB3,183 million, representing an increase in loss from operations of RMB2,770 million as compared with the same period of last year.

In respect of marketing, the Group adjusted itself to the features of the new pricing mechanism for refined products in a proactive manner. The Group strengthened market analysis whilst constantly enhancing its marketing ability. Meanwhile, the Group continued to optimise its sales structure, with focus on its sales capability to end users. The Group sold 37.441 million tons of gasoline, diesel and kerosene, representing an increase of 2.6% as compared with the same period of last year. Of which, domestic sales volume of gasoline, diesel and kerosene decreased by 4.3% as compared with the same period of last year. In the first quarter of 2013, due to the weak domestic demand for refined products and hence the drop in sales volume and in gross profit, profit from operations of the marketing segment amounted to RMB2,122 million, representing a decrease of 65.0% as compared with RMB6,064 million for the same period of last year.

In respect of natural gas and pipeline, the Group made coordinated efforts in balancing the two kinds of resources of locally produced gas and imported gas, and was actively involved in developing high-margin markets. Meanwhile, the Group reinforced the balance of production, transportation, marketing and storage, and continued to maintain the rapid growth in the sales volume of natural gas. Construction of key projects progressed as planned in an orderly manner. As a result of the rise in imported natural gas and the inverse relationship between its selling price and cost of import, profit from operations of the natural gas and pipeline segment amounted to RMB1,100 million in the first quarter of 2013, representing a decrease of 45.0% as compared with RMB1,999 million for the same period of last year and, of which, the sale of imported natural gas and liquefied natural gas (LNG) incurred a loss of RMB14.45 billion.

Summary of Key Operating Data for the First Quarter of 2013

		For the three months ended March 31		Changes over the same period of
Operating Data	Unit	2013	2012	2012 (%)
Crude oil output	Million barrels	231.0	227.0	1.8
Marketable natural gas output	Billion cubic feet	745.3	710.9	4.8
Oil and natural gas equivalent output	Million barrels	355.3	345.5	2.8
Average realised price for crude oil	USD/barrel	103.08	105.48	(2.3)
Average realised price for natural gas	USD/ thousand cubic feet	5.07	4.87	4.1
Processed crude oil	Million barrels	253.5	257.1	(1.4)
Gasoline, kerosene and diesel output	Thousand tons	22,758	23,025	(1.2)
of which: Gasoline	Thousand tons	7,556	6,869	10.0
Kerosene	Thousand tons	854	771	10.8
Diesel	Thousand tons	14,348	15,385	(6.7)
Total sales volume of gasoline, kerosene and diesel	Thousand tons	37,441	36,500	2.6
of which: Gasoline	Thousand tons	12,993	11,956	8.7
Kerosene	Thousand tons	3,231	2,741	17.9
Diesel	Thousand tons	21,217	21,803	(2.7)
Output of key chemical products
Ethylene	Thousand tons	1,071	921	16.3
Synthetic resin	Thousand tons	1,762	1,536	14.7
Synthetic fiber raw materials and polymer	Thousand tons	366	475	(22.9)
Synthetic rubber	Thousand tons	194	157	23.6
Urea	Thousand tons	893	1,192	(25.1)

Note: (1)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

Ö  Applicable     ☐  Inapplicable

Unit: RMB Million

Items	March 31, 2013	December 31, 2012	Changes (%)	Key explanation of the changes
Cash at bank and on hand	120,727	49,953	141.7	Mainly due to the cash inflows from operating activities and an increase in external borrowings by the Group to meet its needs for business development during the reporting period
Advances to suppliers	50,823	32,813	54.9	Mainly due to an increase in prepaid construction expenditure during the reporting period
Other receivables	21,068	14,165	48.7	Mainly due to an increase in outstanding receivables
Short-term borrowings	196,913	143,409	37.3	Mainly due to an increase in short-term borrowings by the Group to meet its needs for production and operation
Notes payable	929	2,265	(59.0)	Mainly due to a decrease in the use of bank drafts for settlement of procurement costs
Employee compensation payable	7,055	4,161	69.6	Mainly due to an increase in outstanding employee compensation due for payment compared with the closing balance of last year and an increase in the number of staff resulting from the Group’s expansion of production and operation
Other payables	32,652	23,642	38.1	Mainly due to an increase in outstanding payables resulting from the Group’s expansion of production and operation
Current portion of non-current liabilities	16,091	7,838	105.3	Mainly due to the fact that the amount of long-term borrowings carried to current portion of non-current liabilities during the reporting period outweighed the amount of the current portion of non-current liabilities repaid

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2013	2012
Finance expenses	6,296	3,585	75.6	Mainly due to an increase in the size of the Group’s interest-bearing debts resulting from expansion of production and operation during the reporting period
Non-operating expenses	1,308	967	35.3	Mainly due to an increase in the loss from shutdown during the reporting period
Net cash flows from financing activities	119,768	89,902	33.2	Mainly due to an increase in new borrowings during the reporting period compared with the same period of last year

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐  Applicable     Ö  Inapplicable

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller

Ö  Applicable     ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2012 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐  Applicable     Ö  Inapplicable

3.5	Investments in securities

☐  Applicable    Ö  Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman and President

Beijing, the PRC

April 25, 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr Zhou Jiping as the Chairman and executive Director; Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX

A. Financial statements for the first quarter of 2013 prepared in accordance with IFRS

1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2013	2012
	RMB million	RMB million
TURNOVER	540,263	525,647

OPERATING EXPENSES
Purchases, services and other	(334,668)	(321,519)
Employee compensation costs	(28,609)	(25,138)
Exploration expenses, including exploratory dry holes	(5,680)	(5,710)
Depreciation, depletion and amortisation	(39,622)	(38,941)
Selling, general and administrative expenses	(15,558)	(15,560)
Taxes other than income taxes	(64,641)	(65,538)
Other income, net	1,594	1,609

TOTAL OPERATING EXPENSES	(487,184)	(470,797)

PROFIT FROM OPERATIONS	53,079	54,850

FINANCE COSTS
Exchange gain	595	479
Exchange loss	(1,315)	(435)
Interest income	313	455
Interest expense	(5,719)	(3,952)

TOTAL NET FINANCE COSTS	(6,126)	(3,453)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	2,715	2,680

PROFIT BEFORE INCOME TAX EXPENSE	49,668	54,077
INCOME TAX EXPENSE	(9,309)	(10,271)

PROFIT FOR THE PERIOD	40,359	43,806

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	(280)	522
Fair value loss from available-for-sale financial assets, net of tax	(6)	(18)
Share of the other comprehensive income of associate and joint ventures accounted for using the equity method	(13)	3

OTHER COMPREHENSIVE (LOSS)/INCOME, NET OF TAX	(299)	507

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	40,060	44,313

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	36,017	39,153
Non-controlling interests	4,342	4,653

	40,359	43,806

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	35,738	39,822
Non-controlling interests	4,322	4,491

	40,060	44,313

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.20	0.21

2. Consolidated Statement of Financial Position

	March 31, 2013	December 31, 2012
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,562,302	1,569,888
Investments in associates and jointly controlled entities	83,118	80,042
Available-for-sale financial assets	1,822	1,800
Advance operating lease payments	56,777	56,162
Intangible and other non-current assets	39,687	41,521
Deferred tax assets	1,561	1,443
Time deposits with maturities over one year	5,337	3,708

TOTAL NON-CURRENT ASSETS	1,750,604	1,754,564

CURRENT ASSETS
Inventories	241,732	214,117
Accounts receivable	75,344	64,450
Prepaid expenses and other current assets	102,832	79,539
Notes receivable	11,279	9,981
Time deposits with maturities over three months but within one year	1,934	2,850
Cash and cash equivalents	113,456	43,395

TOTAL CURRENT ASSETS	546,577	414,332

CURRENT LIABILITIES
Accounts payable and accrued liabilities	322,529	351,456
Income taxes payable	6,401	12,708
Other taxes payable	54,587	59,337
Short-term borrowings	213,004	151,247

TOTAL CURRENT LIABILITIES	596,521	574,748

NET CURRENT LIABILITIES	(49,944)	(160,416)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,700,660	1,594,148

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	639,828	603,808
Reserves	278,122	277,181

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,100,971	1,064,010
Non-controlling interests	120,659	116,738

TOTAL EQUITY	1,221,630	1,180,748

NON-CURRENT LIABILITIES
Long-term borrowings	357,010	293,774
Asset retirement obligations	85,268	83,928
Deferred tax liabilities	22,571	22,286
Other long-term obligations	14,181	13,412

TOTAL NON-CURRENT LIABILITIES	479,030	413,400

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,700,660	1,594,148

Chairman and President Zhou Jiping	Director Wang Guoliang	Chief Financial Officer Yu Yibo

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2013	2012
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVTIES

Profit for the period	40,359	43,806
Adjustments for:
Income tax expense	9,309	10,271
Depreciation, depletion and amortisation	39,622	38,941
Capitalised exploratory costs charged to expense	3,219	3,614
Safety fund reserve	1,502	1,466
Share of profit of associates and jointly controlled entities	(2,715)	(2,680)
Reversal of provision for impairment of receivables, net	(11)	(3)
Write down in inventories, net	—	(1)
Loss/(gain) on disposal of property, plant and equipment	35	(20)
Gain on disposal of intangible and other non-current assets	—	(1)
Loss on disposal of investments in associates and jointly controlled entities	—	2
Gain on disposal of subsidiaries	—	(2)
Dividend income	(1)	(6)
Interest income	(313)	(455)
Interest expense	5,719	3,952
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(27,443)	(29,611)
Inventories	(27,615)	(31,413)
Accounts payable and other payables	(9,089)	(2,891)

CASH FLOWS GENERATED FROM OPERATIONS	32,578	34,969
Income taxes paid	(15,485)	(13,125)

NET CASH FLOWS FROM OPERATING ACTIVITIES	17,093	21,844

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2013	2012
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(65,617)	(70,990)
Acquisition of investments in associates and jointly controlled entities	(439)	(2,023)
Advance payments on long-term operating leases	(1,292)	(1,160)
Acquisition of intangible and other non-current assets	(514)	(443)
Purchase of non-controlling interests	(6)	(75)
Acquisition of subsidiaries	—	(4)
Proceeds from disposal of property, plant and equipment	69	104
Proceeds from disposal of subsidiaries	—	(10)
Proceeds from disposal of investments in associates and jointly controlled entities	6	—
Proceeds from disposal of intangible and other non-current assets	—	18
Interest received	384	535
Dividends received	816	835
Increase in time deposits with maturities over three months	(712)	(33)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(67,305)	(73,246)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(99,043)	(57,955)
Repayments of long-term borrowings	(6,355)	(37,638)
Interest paid	(4,873)	(4,492)
Dividends paid to non-controlling interests	(1,292)	(204)
Increase in short-term borrowings	153,025	119,329
Increase in long-term borrowings	77,914	70,263
Capital contribution from non-controlling interests	391	550
Increase in other long-term obligations	1	49

NET CASH FLOWS FROM FINANCING ACTIVITIES	119,768	89,902

TRANSLATION OF FOREIGN CURRENCY	505	(431)

Increase in cash and cash equivalents	70,061	38,069
Cash and cash equivalents at beginning of the period	43,395	61,172

Cash and cash equivalents at end of the period	113,456	99,241

4. Segment Information

	Three months ended March 31
	2013	2012
	RMB million	RMB million
Turnover
Exploration and Production
Intersegment sales	161,152	158,060
Turnover from external customers	40,857	39,234

	202,009	197,294

Refining and Chemicals
Intersegment sales	177,236	180,667
Turnover from external customers	49,582	48,501

	226,818	229,168

Marketing
Intersegment sales	65,214	55,296
Turnover from external customers	396,261	389,547

	461,475	444,843

Natural Gas and Pipeline
Intersegment sales	5,682	5,515
Turnover from external customers	53,334	48,061

	59,016	53,576

Head Office and Other
Intersegment sales	41	23
Turnover from external customers	229	304

	270	327
Total turnover from external customers	540,263	525,647

Profit/ (loss) from operations
Exploration and Production	56,983	60,376
Refining and Chemicals	(4,743)	(10,815)
Marketing	2,122	6,064
Natural Gas and Pipeline	1,100	1,999
Head Office and Other	(2,383)	(2,774)

	53,079	54,850

B. Financial statements for the first quarter of 2013 prepared in accordance with CAS

1. Consolidated Balance Sheet

	March 31, 2013	December 31, 2012
	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	120,727	49,953
Notes receivable	11,279	9,981
Accounts receivable	75,344	64,450
Advances to suppliers	50,823	32,813
Other receivables	21,068	14,165
Inventories	241,732	214,117
Other current assets	30,942	32,561

Total current assets	551,915	418,040

Non-current assets
Available-for-sale financial assets	1,778	1,756
Long-term equity investments	82,700	79,615
Fixed assets	536,042	545,479
Oil and gas properties	719,463	733,583
Construction in progress	299,016	283,059
Construction materials	7,213	7,486
Intangible assets	56,424	56,426
Goodwill	7,500	7,582
Long-term prepaid expenses	24,465	24,351
Deferred tax assets	1,552	1,443
Other non-current assets	9,047	10,017

Total non-current assets	1,745,200	1,750,797

TOTAL ASSETS	2,297,115	2,168,837

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

1. Consolidated Balance Sheet (Continued)

	March 31, 2013	December 31, 2012
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	196,913	143,409
Notes payable	929	2,265
Accounts payable	238,986	278,427
Advances from customers	38,042	38,131
Employee compensation payable	7,055	4,161
Taxes payable	60,988	72,045
Other payables	32,652	23,642
Current portion of non-current liabilities	16,091	7,838
Other current liabilities	4,867	4,830

Total current liabilities	596,523	574,748

Non-current liabilities
Long-term borrowings	250,777	207,540
Debentures payable	106,233	86,234
Provisions	85,268	83,928
Deferred tax liabilities	22,485	22,209
Other non-current liabilities	14,181	13,412

Total non-current liabilities	478,944	413,323

Total liabilities	1,075,467	988,071

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,866	115,878
Special reserve	11,266	10,054
Surplus reserves	161,623	161,623
Undistributed profits	634,706	598,686
Currency translation differences	(5,375)	(5,115)

Equity attributable to equity holders of the Company	1,101,107	1,064,147

Minority interests	120,541	116,619

Total shareholders’ equity	1,221,648	1,180,766

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,297,115	2,168,837

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

2. Company Balance Sheet

	March 31, 2013	December 31, 2012
	RMB million	RMB million
ASSETS
Current assets
Cash at bank and on hand	82,958	11,574
Notes receivable	9,162	7,329
Accounts receivable	7,606	4,198
Advances to suppliers	37,570	22,224
Other receivables	45,427	48,324
Inventories	188,626	166,074
Other current assets	23,399	23,959

Total current assets	394,748	283,682

Non-current assets
Available-for-sale financial assets	1,235	1,253
Long-term equity investments	266,959	265,939
Fixed assets	430,683	438,504
Oil and gas properties	484,393	492,322
Construction in progress	193,500	185,884
Construction materials	5,354	5,866
Intangible assets	44,097	44,159
Goodwill	119	119
Long-term prepaid expenses	21,554	21,464
Other non-current assets	1,577	1,442

Total non-current assets	1,449,471	1,456,952

TOTAL ASSETS	1,844,219	1,740,634

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

2. Company Balance Sheet (Continued)

	March 31, 2013	December 31, 2012
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	209,689	181,974
Accounts payable	125,603	155,420
Advances from customers	24,611	27,099
Employee compensation payable	5,554	3,024
Taxes payable	39,582	46,380
Other payables	24,768	17,397
Current portion of non-current liabilities	12,626	6,626
Other current liabilities	2,408	1,904

Total current liabilities	444,841	439,824

Non-current liabilities
Long-term borrowings	214,517	170,536
Debentures payable	106,000	86,000
Provisions	56,643	55,676
Deferred tax liabilities	4,552	4,417
Other non-current liabilities	4,165	4,151

Total non-current liabilities	385,877	320,780

Total liabilities	830,718	760,604

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,102	128,136
Special reserve	8,083	7,080
Surplus reserves	150,523	150,523
Undistributed profits	543,772	511,270

Total shareholders’ equity	1,013,501	980,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,844,219	1,740,634

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

3. Consolidated Income Statement

	Three months ended March 31
	2013	2012
Items	RMB million	RMB million
Operating income	540,263	525,647
Less: Cost of sales	(392,949)	(377,041)
Tax and levies on operations	(62,368)	(63,478)
Selling expenses	(13,666)	(13,144)
General and administrative expenses	(19,466)	(18,525)
Finance expenses	(6,296)	(3,585)
Asset impairment losses	11	4
Add: Investment income	2,736	2,948

Operating profit	48,265	52,826

Add: Non-operating income	2,711	2,218
Less: Non-operating expenses	(1,308)	(967)

Profit before taxation	49,668	54,077

Less: Taxation	(9,309)	(10,271)

Net profit	40,359	43,806

Attributable to:
Equity holders of the Company	36,017	39,153
Minority interests	4,342	4,653
Earnings per share
Basic earnings per share (RMB Yuan)	0.20	0.21
Diluted earnings per share (RMB Yuan)	0.20	0.21

Other comprehensive (loss)/income	(299)	507

Total comprehensive income	40,060	44,313
Attributable to:
Equity holders of the Company	35,738	39,822
Minority interests	4,322	4,491

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

4. Income Statement

	Three months ended March 31
	2013	2012
Items	RMB million	RMB million
Operating income	321,032	327,297
Less: Cost of sales	(231,029)	(239,598)
Taxes and levies on operations	(45,710)	(47,114)
Selling expenses	(9,959)	(9,955)
General and administrative expenses	(14,532)	(14,195)
Finance expenses	(5,947)	(4,000)
Asset impairment losses	3	(35)
Add: Investment income	17,447	16,161

Operating profit	31,305	28,561

Add: Non-operating income	2,588	2,126
Less: Non-operating expenses	(1,216)	(833)

Profit before taxation	32,677	29,854

Less: Taxation	(177)	230

Net profit	32,500	30,084

Earnings per share
Basic earnings per share (RMB Yuan)	0.18	0.16
Diluted earnings per share (RMB Yuan)	0.18	0.16

Other comprehensive loss	(9)	(1)

Total comprehensive income	32,491	30,083

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

5. Consolidated Cash Flow Statement

Items	Three months ended March 31
	2013	2012
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	617,368	588,045
Refund of taxes and levies	203	282
Cash received relating to other operating activities	382	2,077

Sub-total of cash inflows	617,953	590,404

Cash paid for goods and services	(457,177)	(407,259)
Cash paid to and on behalf of employees	(25,715)	(22,777)
Payments of taxes and levies	(97,917)	(128,783)
Cash paid relating to other operating activities	(20,051)	(9,741)

Sub-total of cash outflows	(600,860)	(568,560)

Net cash flows from operating activities	17,093	21,844

Cash flows from investing activities
Cash received from disposal of investments	922	37
Cash received from returns on investments	1,200	1,370
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	69	122

Sub-total of cash inflows	2,191	1,529

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(67,423)	(72,593)
Cash paid to acquire investments	(2,073)	(2,182)

Sub-total of cash outflows	(69,496)	(74,775)

Net cash flows from investing activities	(67,305)	(73,246)

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

5. Consolidated Cash Flow Statement (Continued)

Items	Three months ended March 31
	2013	2012
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	391	550
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	391	550
Cash received from borrowings	230,939	189,592
Cash received relating to other financing activities	1	51

Sub-total of cash inflows	231,331	190,193

Cash repayments of borrowings	(105,398)	(95,593)
Cash payments for interest expenses and distribution of dividends or profits	(6,165)	(4,696)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(1,292)	(204)
Cash payments relating to other financing activities	—	(2)

Sub-total of cash outflows	(111,563)	(100,291)

Net cash flows from financing activities	119,768	89,902

Effect of foreign exchange rate changes on cash and cash equivalents	505	(431)

Net increase in cash and cash equivalents	70,061	38,069

Add: Cash and cash equivalents at beginning of the period	43,395	61,172

Cash and cash equivalents at end of the period	113,456	99,241

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

6. Company Cash Flow Statement

Items	Three months ended March 31
	2013	2012
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	366,261	373,382
Refund of taxes and levies	203	282
Cash received relating to other operating activities	1,199	324

Sub-total of cash inflows	367,663	373,988

Cash paid for goods and services	(262,393)	(255,946)
Cash paid to and on behalf of employees	(17,443)	(15,645)
Payments of taxes and levies	(72,498)	(96,558)
Cash paid relating to other operating activities	(6,786)	(14,114)

Sub-total of cash outflows	(359,120)	(382,263)

Net cash flows from operating activities	8,543	(8,275)

Cash flows from investing activities
Cash received from returns on investments	18,539	15,848
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	69	95

Sub-total of cash inflows	18,608	15,943

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(46,903)	(47,916)
Cash paid to acquire investments	(483)	(5,906)

Sub-total of cash outflows	(47,386)	(53,822)

Net cash flows from investing activities	(28,778)	(37,879)

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo

6. Company Cash Flow Statement (Continued)

Items	Three months ended March 31
	2013	2012
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	163,258	141,217
Cash received relating to other financing activities	2	50

Sub-total of cash inflows	163,260	141,267

Cash repayments of borrowings	(65,442)	(54,069)
Cash payments for interest expenses and distribution of dividends or profits	(6,187)	(4,158)
Cash payments relating to other financing activities	(12)	(2)

Sub-total of cash outflows	(71,641)	(58,229)

Net cash flows from financing activities	91,619	83,038

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	71,384	36,884

Add: Cash and cash equivalents at beginning of the period	11,574	38,794

Cash and cash equivalents at end of the period	82,958	75,678

Chairman and President	Director	Chief Financial Officer
Zhou Jiping	Wang Guoliang	Yu Yibo